EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the Six Months Ended June 30, 2014

EARNINGS:
Earnings before income taxes	270,053
Fixed charges	141,684
Add: Amortization of capitalized interest	380
Less: Interest capitalized	0
Earnings available for fixed charges (A)	412,117

FIXED CHARGES:
Interest and other financial charges	105,687
Costs associated with sale of receivables	0
Portion of rents representing interest expense	35,996
Total fixed charges (B)	141,683

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.91